SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Abstract of the minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on October 10 and 11 2006, drawn up as a summary.

1.	Date, Time and Venue: On October 10 and 11, 2006, beginning at 10 a.m. of October 10, in the City of São Paulo, at AmBev’s headquarters.

2.

Attendance: Mr. Victório Carlos De Marchi and Carlos Alves de Brito, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.	Resolutions: The attending Board members resolved by unanimous vote:

4.1. Capital Increase. Approve a capital increase in the amount of R$1.908.204,24, with no issuance of shares and under the authorized capital, in accordande with Section 10 of the bylaws, and under a reinvestment procedure provided by Law n° 8.167/91. As per this capital increase, AmBev’s capital will change from R$5.714.178.560,01 to R$5.716.086.764,25.

4.2. Changes on Branches in Brazil. Changes on the address and purposes of two Brazilian branches: (a) change of the branch registered under Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0085-07, located in the city of Angra dos Reis, State of Rio de Janeiro, at Almirante Brasil, nº 10, CEP 23.900-000, “CNAE 15.93-8-02 - Fabricação de cervejas e chopes” to the city of Rio de Janeiro, state of Rio de Janeiro, at Estrada Rio-São Paulo, 6011 (parte), km 30, CEP 23.075-900, “CNAE 26.12-3-00 - Fabricação de embalagens de vidro”; and (b) change of the branch registered under Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0065-63, located in the city of Serra, state of Espírito Santo, at Av. Nossa Senhora da Penha, 1495, sala 702, “CNAE nº 15.93-8-02 - Fabricação de cervejas e chopes”, to the city of Serra, state of Espírito Santo, at Avenida Iriri, nº 339, Valparaíso, CEP: 29165-800,  “CNAE 51.36-5/02 - Comércio Atacadista de Cerveja, Chope e Refrigerante”. The activity of such branch is auxiliary, specifically ‘Warehouse’.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures – Mr. Victório Carlos De Marchi and Carlos Alves de Brito, Co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secreatry: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, October 10 e 11, 2006.

Rodrigo Ferraz Pimenta da Cunha
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.